

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2011

Keith R. Knox
President
Hudson Holding Corporation
111 Town Square Place
Suite 1500A
Jersey City, NJ 07310

> **Re:** **Hudson Holding Corporation**
> **Form 10-K for Fiscal Year Ended**
> **March 31, 2010**
> **Filed June 29, 2010**
> **Form 10-Q for Quarterly Period Ended**
> **September 30, 2010**
> **Filed November 10, 2010**
> **File No. 000-15936**

Dear Mr. Knox:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended March 31, 2010

Exhibits 31.1 and 31.2

1.   We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have deleted the language "(the registrant's fourth fiscal quarter in the case of an annual report)" from paragraph 4(d). Please revise your certifications in future filings to comply with the Exchange Act Rules.

Form 10-Q for the quarterly period ended September 30, 2010

Financial Statements

General

2.   It appears that your total stockholders' equity exceeds your market capitalization at September 30, 2010. Please tell us if you determined this situation to be a trigger event that would warrant a review of goodwill for impairment. To the extent you performed a goodwill impairment test, please provide us with a summary of your results. To the extent you did not perform a goodwill impairment test, please tell us how you determined it was not necessary to perform this test. Please refer to ASC 350-20-35.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief